                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended June 30, 2001
                                   -------------------------------------------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ____________________ to _____________________

Commission file number 1-12541
                       -------

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

     PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

     ATCHISON CASTING CORPORATION
     400 South Fourth Street
     Atchison, Kansas  66002

    PrimeCast 401(k)
    Savings and Defined
    Contribution Plan

    Financial Statements as of and for the Years
    Ended June 30, 2001 and 2000, Supplemental
    Schedules as of and for the Year Ended
    June 30, 2001, and Independent Auditors' Report

PRIMECAST 401(K) SAVINGS AND DEFINED CONTRIBUTION PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2001 AND 2000:

  Statements of Net Assets Available for Benefits                                                                  2

  Statements of Changes in Net Assets Available for Benefits                                                       3

  Notes to Financial Statements                                                                                   4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2001:

 Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions                                              9

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at
     the End of Year                                                                                              10

Note:  Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
PrimeCast 401(k) Savings and Defined Contribution Plan
South Beloit, Illinois

We have audited the accompanying statements of net assets available for benefits of PrimeCast 401(k) Savings and Defined Contribution Plan (the "Plan") as of
June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the
Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended June 30, 2001, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 10, the Company ceased operations and the Plan is frozen.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
December 27, 2001

PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS                                          2001          2000

INVESTMENTS:
  Mutual funds                               $1,024,743   $2,634,272
  Guaranteed interest account                   284,003      540,733
  Participant loans                              85,080      164,211
                                             ----------   ----------

            Total investments                 1,393,826    3,339,216
                                             ----------   ----------

CONTRIBUTIONS RECEIVABLE:
  Employer's                                                   5,450
  Participants'                                     520       20,353
                                             ----------   ----------

            Total contributions receivable          520       25,803
                                             ----------   ----------

CASH                                              2,495        2,112
                                             ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS            $1,396,841   $3,367,131
                                             ==========   ==========

See notes to financial statements.

                                      -2-

PRIMECAST SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------------------------------------------------------

                                                                       2001           2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Interest and dividend income                                   $    68,800    $   111,648
   Net (depreciation) appreciation in fair value of investments      (307,156)       342,491
                                                                  -----------    -----------

     Net investment (loss) income                                    (238,356)       454,139
                                                                  -----------    -----------

  Contributions:
   Employer                                                            43,824         87,654
   Participant                                                        201,685        308,740
   Rollover                                                             4,019
   Other                                                                               2,001
                                                                  -----------    -----------

     Total contributions                                              249,528        398,395
                                                                  -----------    -----------

     Total additions                                                   11,172        852,534
                                                                  -----------    -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                     1,981,462        839,175
  Administrative expenses                                                                145
                                                                  -----------    -----------

     Total deductions                                               1,981,462        839,320

TRANSFER TO ATCHISON CASTING CORPORATION
   401(k) PLAN                                                                    (1,214,805)
                                                                  ------------   -----------

NET DECREASE                                                       (1,970,290)    (1,201,591)
                                                                  -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 3,367,131      4,568,722
                                                                  -----------    -----------

  End of year                                                     $ 1,396,841    $ 3,367,131
                                                                  ===========    ===========

See notes to financial statements.

                                      -3-

PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the PrimeCast 401(k) Savings and Defined
      Contribution Plan (the "Plan"), provides only general information.
      Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution pension plan sponsored by
      PrimeCast, Inc. (the "Company" or the "Plan Administrator"). The Plan was
      established on July 1, 1997. The PrimeCast, Inc. Employee Benefit Plan
      Committee and the Plan Administrator control and manage the operation and administration of the Plan. Prudential Investments ("Prudential") serves as custodian of the Plan. Officers of the Company serve as trustees (the
      "Trustees") of the Plan. The Plan is subject to the provisions of the
      Employee Retirement Income Security Act of 1974 ("ERISA").

      During June 2000, the Plan transferred $1,214,805 to the Atchison Casting
      Corporation 401(k) Plan (the "Corporation Plan"), which represents the account balances of non-collective bargaining unit employees, who were allowed to participate in the Corporation Plan effective July 1, 1999.

      Eligibility and Participation - Employees of the Company, as defined by the Plan document, are eligible for participation in the Plan the first day of the month following completion of 90 days of service.

      Contributions - Each year, participants may contribute up to a specified dollar amount determined by the Internal Revenue Code ("IRC"), as defined in the Plan. The Company contributes matching contributions equal to 33
      1/3% of the participant's eligible contributions not to exceed 6% of the participant's compensation for each payroll. Effective July 1, 1998, the
      Plan was amended to increase the percentage on which the additional nonelective contribution is based from 7% to 10% of the net profits of
      Atchison Casting Corporation and its subsidiaries ("Atchison") (the parent
      Company of the Plan Administrator), as defined in the Plan document. The
      Plan receives a portion of the net profit amount based on the compensation of eligible employees of the Plan in relation to the compensation of all eligible employees of other eligible plans of Atchison that participate in the net profit allocation. The nonelective contribution is then allocated based on compensation of each eligible employee in relation to total compensation of all eligible employees of certain plans sponsored by
      Atchison.

      Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions, Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. A participant is 100% vested after one year of credited service for matching contributions and Atchison's contribution.
      Effective March 15, 2001, the Company ceased operations and all participants were 100% vested (see Note 10).

      Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

                                      -4-

      During 2001 and 2000, the investment options were as follows:

           o      MFS Massachusetts Investors Trust
           o      Prudential Insurance Company of America - Guaranteed Interest Account
           o      Prudential Government Securities Trust - Money Market Series
           o      Oppenheimer Global Fund
           o      AIM Balanced Fund
           o      Prudential Stock Index Fund
           o      Van Kampen Emerging Growth Fund
           o      Prudential Small Company Fund
           o      Fidelity Advisor Equity Income Fund
           o      Prudential Government Income Fund
           o      Prudential High Yield Fund
           o      Franklin Convertible Securities Fund
           o      MFS Massachusetts Investor Growth Stock Index Fund
           o      Prudential Jennison Growth Fund
           o      Fidelity Advisor Equity Growth Fund
           o      Prudential Value Fund

      For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

      Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 8.75% to 11.00%.
      Principal and interest is paid ratably through payroll deductions and/or through payments by participants sent directly to Prudential.

      Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, or the account balance may remain in the Plan.

      Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Forfeiture amounts are used to reduce employer contributions for the plan year immediately following the plan year in which the forfeiture occurs. At June 30, 2001 and June 30, 2000 forfeited nonvested accounts totaled $3,352 and $127, respectively. In 2001 and 2000 there were no forfeitures utilized.

      Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document. Expenses of $0 and $145 were paid by the
      Plan for the years ended June 30, 2001 and 2000, respectively.

                                      -5-

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of
      America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      The Plan invests in mutual funds that hold various securities including
      U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest contract, are stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

      Payment of Benefits - Benefit payments are recorded when paid.

3.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      The Plan follows the provisions of Statement of Position ("SOP") 94-4,
      "Reporting of Investment Contracts Held by Health and Welfare Benefit
      Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is deemed to be fully benefit responsive. The contract for this
      Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of June 30, 2001 and 2000. The average yield for the years ended June 30, 2001 and 2000 are 4.85% and 5.98%, respectively.
      The crediting interest rate as of June 30, 2001 and 2000 is 4.35% and
      6.30%, respectively. The crediting interest rate is reset upon the maturity of the contract.

                                      -6-

4.    INVESTMENTS

      The following table presents the current values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30,
      2001 and 2000:

                                                                        2001
                                                       ---------------------------------------

                                                                        Value Per
                                                            Shares        Share        Fair
                                                           (Rounded)    (Rounded)      Value

MFS Massachusetts Investors Trust Fund                     19,796      $ 17.80     $ 352,360
The Prudential Insurance Company of America -
  Guaranteed Interest Account                                N/A          N/A        284,003
Oppenheimer Global Fund                                     2,869        48.69       139,691
Prudential Government Securities Trust -
  Money Market Series                                      89,338         1.00        89,338
Van Kampen Emerging Growth Fund                             1,778        48.92        86,972
Participant Loans                                            N/A          N/A         85,080
AIM Balanced Fund                                           2,918        27.67        80,729
Prudential Stock Index Fund                                 2,903        27.40        79,531

                                                                       2000
                                                      ---------------------------------------
                                                                       Value Per
                                                           Shares        Share        Fair
                                                         (Rounded)     (Rounded)      Value

MFS Massachusetts Investors Trust Fund                     39,495      $ 20.94     $ 827,023
The Prudential Insurance Company of America -
  Guaranteed Interest Account                                N/A          N/A        540,733
Oppenheimer Global Fund                                     5,809        68.65       398,769
Prudential Government Securities Trust -
  Money Market Series                                     393,481         1.00       393,481
AIM Balanced Fund                                          10,150        32.95       334,451
Participant Loans                                           1,908        97.17       185,394

      During 2001 and 2000, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($307,156) and $342,491, respectively.

5.    PARTY-IN-INTEREST

      Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of
      ERISA. Effective June 22, 2001, the Plan is frozen (see Note 10).

                                      -7-

7.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated April 13, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

8.    NONEXEMPT TRANSACTIONS

      During the years ended June 30, 2001 and 2000, employee deferrals of
      $12,227 and $105,600, respectively, were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor)
      (the "DOL") by the Plan Sponsor. All such deferrals were subsequently remitted to the trust by the Plan Sponsor. These are prohibited transactions according to the provisions of the DOL.

9.    SUBSEQUENT EVENTS

      Subsequent to June 30, 2001, the domestic and international capital markets have experienced significant volatility with respect to certain investments and, as a result, Plan management believes that there has been significant fluctuations in the values of the Plan's investments.

10.   FROZEN PLAN

      Effective March 15, 2001, the Company ceased operations and all participants were 100% vested. Effective June 22, 2001, the Plan is frozen to future contributions including, but not limited to, the Company nonelective contribution for the Plan year ended June 30, 2001. As a frozen plan, no allocation of contributions or forfeitures will be made thereafter. The qualification requirements continue to apply, in their entirety, to the frozen Plan.

                                     ******

                                      -8-

PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2001
--------------------------------------------------------------------------------------------------------------------------------------------------------------

        (a)                 (b)                           (c)                     (d)      (e)     (f)        (g)         (h)         (i)            (j)
                                              Description of Transactions                                  Expenses                                  Net
                   Relationship of Plan    Including Maturity Date, Rate of                                Incurred                              Gain (Loss)
    Identity of     Employer, or other   Interest, Colateral, Par or Maturity  Purchase  Selling  Lease      with       Cost of   Current Value    on Each
  Party involved     Party-in-Interest                   Value                   Price    Price   Rental  Transaction    Asset     of Asset      Transaction

  PrimeCast, Inc.      Plan Sponsor        Employee contributions not timely  $12,227*                                 $ 12,227    $ 12,227
                                                  remitted to the Trust

* This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

                                      -9-

PRIMECAST 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
  INVESTMENT PURPOSES AT THE END OF YEAR
JUNE 30, 2001
-----------------------------------------------------------------------------------------------------------

  (a)                          (b)                                        (c)                       (d)
                                                           Description of Investment Including
              Identity of Issue, Borrower, Lessor or        Maturity Date, Rate of Interest       Current
                          Similar Party                    Collateral, Par or Maturity Date        Value

        MFS Massachusetts Investors Trust Fund             Mutual Fund                           $ 352,360
                                                           (19,796 shares)

   *    The Prudential Insurance Company of America        Guaranteed Interest Account             284,003

        Oppenheimer Global Fund                            Mutual Fund                             139,691
                                                           (2,869 shares)

   *    Prudential Government Securities Trust             Money Market Fund                        89,338
                                                           (89,338 shares)

        Van Kampen Emerging Growth Fund                    Mutual Fund                              86,972
                                                           (1,778 shares)

        AIM Balanced Fund                                  Mutual Fund                              80,729
                                                           (2,918 shares)

   *    Prudential Stock Index Fund                        Mutual Fund                              79,531
                                                           (2,903 shares)

   *    Prudential Small Company Fund                      Mutual Fund                              69,424
                                                           (4,505 shares)

        MFS Massachusetts Investors Growth                 Mutual Fund                              40,280
          Stock Index Fund                                 (2,819 shares)

        Fidelity Advisor Equity Income Fund                Mutual Fund                              36,950
                                                           (1,456 shares)

   *    Prudential High Yield Fund                         Mutual Fund                              23,357
                                                           (3,919 shares)

   *    Prudential Government Income Fund                  Mutual Fund                               9,159
                                                           (1,044 shares)

        Franklin Convertible Securities                    Mutual Fund                               8,721
                                                           (593 shares)

        Fidelity Advisor Equity Growth Fund                Mutual Fund                               5,289
                                                           (99 shares)

   *    Prudential Jennison Growth Fund                    Mutual Fund                               2,942
                                                           (188 shares)

   *    Various participants                               Participant loans, interest rates from
                                                             8.75% to 11.00%, maturity dates
                                                             through April 2010                    85,080
                                                                                                   ------
        Total investments
                                                                                              $ 1,393,826
                                                                                              ===========

* Represents a party-in-interest to the Plan.

                                      -10-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            PRIMECAST 401(k) SAVINGS AND DEFINED
                                            CONTRIBUTION PLAN

Date January 11, 2002                       By:  Atchison Casting Corporation,
     ----------------                            the parent of Kramer International, Inc.,
                                                 its Administrator

                                            By:  /s/ Kevin T. McDermed
                                                 -----------------------------------------
                                                  Kevin T. McDermed
                                                  Vice President, Chief Financial Officer,
                                                  Treasurer and Secretary

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

23                Consent of Deloitte & Touche LLP